                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                           Life Financial Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    53184P101
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

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--------------------------------------------       -----------------------------
CUSIP No.  53184P101                         13G     Page  2  of   7  Pages
           -----------------------------                 ----    ----
--------------------------------------------       -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Kramer Spellman, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)

                                                                     (b)
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            None
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           None
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------       -----------------------------
CUSIP No.  53184P101                         13G     Page  3  of   7  Pages
           -----------------------------                 ----    ----
--------------------------------------------       -----------------------------


---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Orin S. Kramer
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)

                                                                   (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            None
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           None
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):                Name of Issuer:
----------                ---------------

                          Life Financial Corporation (the "Company").

Item 1(b):                Address of Issuer's Principal Executive Offices:
----------                ------------------------------------------------

                          10540 Magnolia Avenue, Suite B
                          Riverside, California  92505

Items 2(a)                Name of Person Filing; Address of Principal
----------                -------------------------------------------
and 2(b):                 Business Office:
---------                 ----------------

                          This Statement is being filed by (1) Kramer Spellman, L.P., a Delaware limited partnership ("KS"); and (2) Orin S. Kramer, in his capacity as general partner of KS. KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal office of KS is located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer.

Item 2(c):                Citizenship:
----------                ------------

                          Mr. Kramer is a United States citizen.

Item 2(d):                Title of Class of Securities:
----------                -----------------------------

                          Common stock, par value $.01 per share.

Item 2(e):                CUSIP Number:
----------                -------------

                          53184P101

Item 3:                   If this statement is filed pursuant to
-------                   --------------------------------------
                          ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),
                          -------------------------------------------
                          check whether the person filing is a:
                          -------------------------------------

                          Not Applicable.

Items 4(a)-(c):           Ownership:
---------------           ----------

                          As of December 31, 1998, neither KS nor Mr. Kramer had any beneficial ownership of shares of common stock, par value $.01, of the Company ("Common Stock").


                               Page 4 of 7 Pages

Item 5:                   Ownership of Five Percent or Less of a Class:
-------                   ---------------------------------------------

                          As of December 31, 1998, both KS and Mr. Kramer ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6:                   Ownership of More than Five Percent on Behalf
-------                   ---------------------------------------------
                          of Another Person:
                          ------------------

                          Not Applicable.

Item 7:                   Identification and Classification of the
-------                   ----------------------------------------
                          Subsidiary Which Acquired the Security Being
                          --------------------------------------------
                          Reported on By the Parent Holding Company:
                          ------------------------------------------

                          Not Applicable.

Item 8:                   Identification and Classification of
-------                   ------------------------------------
                          Members of the Group:
                          ---------------------

                          Not Applicable.

Item 9:                   Notice of Dissolution of Group:
-------                   -------------------------------

                          Not Applicable.

Item 10:                  Certification:
--------                  --------------

                          By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 7 Pages


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 10, 1999


                                 KRAMER SPELLMAN, L.P.

                                 By:   /s/ Orin S. Kramer
                                       ----------------------
                                       Name: Orin S. Kramer
                                       Title: General Partner


                                      /s/ Orin S. Kramer
                                      ----------------------
                                      Orin S. Kramer



                               Page 6 of 7 Pages



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                                    EXHIBIT A
                                    ---------


Joint Filing  Agreement,  dated June 1, 1998,  between the  signatories  to this
Schedule 13G (filed as Exhibit A to the initial Schedule 13G and incorporated herein by reference).



                               Page 7 of 7 Pages